Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

OF

ALPHA MODUS HOLDINGS, INC.

Alpha Modus Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify that:

FIRST: The name of the Corporation is Alpha Modus Holdings, Inc.

SECOND: This certificate of amendment (this “Certificate of Amendment”) amends the provisions of the Corporation’s certificate of incorporation, as amended and restated (the “Certificate of Incorporation”).

THIRD: Article IV of the Certificate of Incorporation is hereby amended by inserting the following below the last sentence in Article IV of the Certificate of Incorporation:

“Upon the Effective Time (as defined below) of this Certificate of Amendment with the Secretary of State of the State of Delaware, forty (40) outstanding shares of Common Stock outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall be combined and converted into one (1) share of Common Stock (the “New Common Stock”) based on a ratio of one (1) share of New Common Stock for each forty (40) shares of Old Common Stock (the “Reverse Split Ratio”).

This reverse stock split (the “Reverse Split”) of the outstanding shares of Common Stock shall not affect the total number of shares of capital stock, including the Common Stock, that the Corporation is authorized to issue, which shall remain as set forth under this Article IV.

The Reverse Split shall occur without any further action on the part of the Corporation or the holders of shares of New Common Stock and whether or not certificates representing such holders’ shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of New Common Stock shall be deliverable upon the Reverse Split, and all shares of New Common Stock be rounded up to the nearest whole number of such shares. All references to “Common Stock” in this Certificate of Incorporation shall be to the New Common Stock.

The Reverse Split will be effectuated on a stockholder-by-stockholder (as opposed to certificate-by-certificate) basis, except that (i) the Reverse Split will be effectuated on a certificate-by-certificate basis for shares held by registered holders, and (ii) the Reverse Split will be effectuated on a per-participant basis at The Depository Trust Company (DTC). For shares held in certificated form, certificates dated as of a date prior to the Effective Time representing outstanding shares of Old Common Stock shall, after the Effective Time, represent a number of shares of New Common Stock as is reflected on the face of such certificates for the Old Common Stock, divided by the Reverse Split Ratio and rounded up to the nearest whole number. The Corporation shall not be obligated to issue new certificates evidencing the shares of New Common Stock outstanding as a result of the Reverse Split unless and until the certificate(s) evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

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FOURTH: This Certificate of Amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

FIFTH: This Certificate of Amendment shall be effective as of the latter of 7:00 a.m. New York Time on June 15, 2026, or the date and time that the Nasdaq Stock Market approves and processes the Reverse Split in the public markets (the “Effective Time”).

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this 3rd day of June, 2026.

ALPHA MODUS HOLDINGS, INC.

/s/ William Alessi
Name: William Alessi
Title: Chief Executive Officer

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